                                                                    Exhibit 13.1

                       ORGANIZATIONAL EXPENSES AGREEMENT
                       ---------------------------------


     HARRIS ASSOCIATES INVESTMENT TRUST, a Massachusetts business trust (the "Trust") and HARRIS ASSOCIATES L.P., a Delaware limited partnership (the "Adviser"), in consideration for the engagement by the Adviser as the investment adviser for the series of the Trust designated The Oakmark Fund (the "Fund") pursuant to a separate agreement, hereby agree as follows:

     1. Advancement of Expenses. The Adviser shall pay all of the organizational expenses of the Trust and the Fund, including but not limited to initial franchise taxes, registration fees and fees for services rendered prior to the commencement of the initial public offering of shares of the Fund, subject to the right to be reimbursed pursuant to paragraph 2.

     2. Reimbursement and Amortization of Expenses. The Fund shall amortize the organizational expenses from the time total assets of the Fund first reach $15 million until five years from the commencement of the initial public offering of shares of the Fund, and the Fund shall reimburse the Adviser during the period of such amortization by paying to the Adviser on the last business day of each month an amount equal to the organizational expenses amortized by the Fund during that month.

     3. Limitation on Reimbursement. If the total assets of the Fund do not reach $15 million within five years after commencement of the initial public offering of shares of the Fund, neither the Fund nor the Trust shall have any obligation to repay any organizational expenses advanced by the Adviser. If the Fund should be liquidated during such five-year period prior to the complete amortization of all organizational expenses, neither the Fund nor the Trust shall have any duty to reimburse the Adviser for organizational expenses unamortized as of the time of liquidation.

     4. Obligation of the Trust. This agreement is executed by an officer of the Trust on behalf of the Trust and not individually. The obligations of this agreement are binding only upon the assets and property of the Fund and the Trust and not upon the trustees, officers or shareholders of the Trust individually. The Agreement and Declaration of Trust under which the Trust was organized and operates is on file with the Secretary of the Commonwealth of Massachusetts.

Dated: July 31, 1991


HARRIS ASSOCIATES                  HARRIS ASSOCIATES L.P.,
 INVESTMENT TRUST                   by HARRIS ASSOCIATES, INC.
                                    its General Partner


By:  /s/ Victor A. Morgenstern     By:  /s/ Myron R. Szold
  ----------------------------         -----------------------------
     Victor A. Morgenstern                    Myron R. Szold
           President                             President

                                       2